ITEM 77 E
LEGAL PROCEEDINGS
Since February 2004, Federated and related entities
(collectively, "Federated") have been
named as
defendants in several lawsuits that were consolidated into a single action in the United States
District
Court for the Western District of
Pennsylvania,
alleging excessive advisory fees involving one of the
Federated-sponsored mutual funds. Without admitting the vailidity of any claim, Federated reached a final settlement with the Plaintiffs in these cases in
April 2011.